Valeo

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, April 3rd, 2006

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

Dear Sirs,

Please find enclosed copy of the notice of meeting for the Ordinary and Extraordinary General Meeting which will be held on May 17, 2006.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

dlw 4/24

This text is a free translation from the French language and is supplied solely for information purposes. Only the original version in the French language has legal force.

VALEO

French *société anonyme* with a share capital of Euros 232,531,071
Registered office: 43, rue Bayen – 75017 Paris
Paris Registry of Commerce 552 030 967

NOTICE OF MEETING

Shareholders are invited to attend the Ordinary and Extraordinary General Meeting on May 17, 2006 at 3.00 p.m. at Paris Expo CNIT La Défense, 2 place de la Défense 92053 Paris La Défense. The meeting will deliberate on the following agenda:

Agenda for the Annual Ordinary Meeting:

- Board of Directors' report on operations and financial statements (unconsolidated and consolidated) for fiscal year 2005;
- Chairman's report on the Board's work and on internal audit;
- Special report on stock options;
- Special report on the granting of free shares;
- Special report on share buy-back transactions;
- Statutory auditors' general reports;
- Statutory auditors' special report on agreements referred to in Articles L. 225-38 et seq. of the French Commercial Code;
- Review and approval of the fiscal year 2005 unconsolidated financial statements;
- Review and approval of the fiscal year 2005 consolidated financial statements;
- Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code;
- Allocation of profits for the fiscal year and distribution of dividends;
- Authorization to the Board of Directors to buy back the Company's shares;
- Appointment of Mr. Daniel Camus as director;
- Appointment of Mr. Jérôme Contamine as director.

Agenda for the Extraordinary Meeting:

- Amendment of Article 9 of the by-laws (Transfer);
- Amendment of Article 12 of the by-laws (Issuance and type of bonds);
- Amendment of Article 16 of the by-laws (Operations of the Board of Directors);
- Delegation of powers to carry out corporate formalities.

TEXT OF THE RESOLUTIONS

Annual Ordinary Meeting

First resolution *(Review and approval of the fiscal year 2005 unconsolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the Board of Directors' report and the statutory auditors' reports, approves the unconsolidated financial statements for the fiscal year ended December 31, 2005, as they were presented, and all the transactions that they reflect.

Second resolution *(Review and approval of the fiscal year 2005 consolidated financial statements)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the Board of Directors' report and the statutory auditors' reports, approves the consolidated financial statements for the fiscal year ended December 31, 2005, as they were presented, and all the transactions that they reflect.

Third resolution *(Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the statutory auditors' special report on the agreements referred to in Articles L. 225-38 *et seq.* of the French Commercial Code, approves the new agreements described therein and the continuation of previously approved agreements.

Fourth resolution *(Allocation of profits for the fiscal year and distribution of dividends)*

1°) The Shareholders' Meeting notes that the financial statements for the period ended December 31, 2005 and approved by this Shareholders' Meeting result in a net profit of 88,367,259.87 euros and a profit available for distribution of 1,329,845,524.94 euros, the allocation for which is submitted today for approval by the Shareholders' Meeting.

2°) The Shareholders' Meeting decides to allocate the profit available for distribution as follows:

- a dividend to be paid to shareholders: € 85,261,392.70;
- allocation of the balance to retained earnings: € 1,244,584,132.24.

The dividend to be paid for fiscal year 2005 shall thus be 1.10 euro per share. It is eligible for the 40% allowance (*réfaction*) provided for in Article 158-3-2° of the French General Tax Code.

The dividend shall be payable beginning on June 1, 2006.

The dividend shall be paid to the shareholders either at the Company's corporate headquarters or at the teller window of any banks or financial institutions authorized to pay the dividend, upon proper identification of the shareholder, presentation of a certificate of deposit or registration for their shares.

In the event the Company owns some of its own shares when the dividend is paid, the profits relating to the dividend that will not be paid on these shares shall be transferred to retained earnings.

The Shareholders' Meeting notes that the amount of the dividend distributed and the total income per share over the past three fiscal years were as follows:

Fiscal Year	Number of shares paid	Gross dividend per share (in euros)	Net dividend per share (in euros)	Tax credit (*avoir fiscal*) - 50% allowance	Total outside tax credit (in million euros)
2002	82,133,728	1.50*	1.00	Tax credit of 0.50*	81
2003	81,245,024	1.57*	1.05	Tax credit of 0.52*	86
2004	82,977,822	1.65	1.10	The sums are eligible for the 50% allowance provided for in Article 158-3-2° of the French General Tax Code	91

* Assuming a tax credit of 50%.

Moreover, during fiscal year 2005, the Company repurchased Valeo shares from its shareholders. The portion of the transaction falling within the scope of a share repurchase tender offer (*offre publique de rachat d'actions*), relating to 2,322,397 shares, gave rise to the recognition (*constatation*) of a distributed income (eligible for the 50% allowance provided for in Article 158-3-2° of the French General Tax Code) of 30.02 euros per repurchased share, limited to the amount of the gain realized by the shareholder.

Fifth resolution *(Authorization to the Board of Directors to buy back the company's shares)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions of ordinary meetings, and having considered the Board of Directors' report, authorizes the Board of Directors (with the possibility to sub-delegate, in accordance with the provisions of Articles L. 225-209 *et seq.* of the French Commercial Code) to buy back or cause to buy back the Company's shares, with a view:

- to implement stock option purchase plans under the terms of Articles L. 225-177 *et seq.* of the French Commercial Code; or

- to grant shares to employees in respect of their participation in the proceeds of the Company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 *et seq.* of the French Labor Code; or

- to grant, for free, shares pursuant to the provisions of Articles L. 225-197-1 *et seq.* of the French Commercial Code within an annual limit of 1% of the share capital; or

- to deliver shares at the time of the exercise of rights attached to securities which have access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise; or

- to cancel all or part of the securities so repurchased; or

- to deliver shares (for exchange, payment or otherwise) as part of external growth; or

- to have a provider of investment services act on the secondary market or act on the liquidity of the Valeo share under a liquidity agreement in compliance with the ethical charter recognized by the *Autorité des marchés financiers*; or

- to have a provider of investment services carry out purchases, sales or transfers through any means, in particular in the context of transactions carried out outside the market.

The purchases of the Company's shares shall be restricted in number as follows:

- the number of shares that the Company may buy during the duration of the share buy-back program shall not exceed 10% of the Company's share capital (*i.e.*, for information only, 77,510,357 shares as of December 31, 2005).

- the number of shares that the Company can hold at any time shall not exceed 10% of the Company's share capital on the date in question.

The overall amount allocated to the aforementioned authorized share buy-back program shall not exceed 600 million euros.

The acquisition, sale or transfer of shares may be made at any time and by any means, on the stock market or over-the-counter, including the acquisition or sale of blocks (without limiting the portion of the buy-back program to be carried out through such means), by public tender, sale or exchange bid or the use of options or other futures financial instruments traded on a regulated market or over-the-counter or the delivery of shares further to the issuance of securities which have access to the Company's share capital by conversion, exchange, redemption, exercise of a warrant or any other means, either directly, or indirectly through a provider of investment services.

The maximum purchase price of the shares under this resolution shall be 70 euros per share.

This authorization, given for an 18–month period starting today, deprives of any effect from the date hereof, the unused portion, if any, of any prior delegation granted to the Board of Directors to purchase the Company's shares.

The Shareholders' Meeting authorizes the Board of Directors, in the event of a change in the share's par value, an increase in the share capital by capitalizing reserves, the granting of free shares, a stock split or a reverse stock split, a distribution of reserves or any other assets, the depreciation of its capital, or undertaking any other transaction affecting shareholder equity, to adjust the aforementioned purchase price in order to take into account the effect of these transactions on the stock price.

The Shareholders' Meeting authorizes the Board of Directors, with the power to sub-delegate, as permitted by law, to decide and implement this authorization, to specify, if necessary, the terms thereof and to determine the terms and conditions, in order to complete the share buy-back program and, in particular to place any stock exchange order, enter into any agreement with respect to the keeping of registers of stock purchases and sales, make any declarations to the *Autorité des marchés financiers* and any other authority which may replace it, carry out all formalities and, in general, do whatever is necessary.

Sixth resolution (*Appointment of Mr. Daniel Camus as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the Board of Directors' report, appoints from the date hereof Mr. Daniel Camus as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ended December 31, 2009. Mr. Daniel Camus has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Seventh resolution (*Appointment of Mr. Jérôme Contamine as director*) – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for ordinary shareholders' meetings, and having considered the Board of Directors' report, appoints from the date hereof Mr. Jérôme Contamine as director, for a four-year term, *i.e.* until adjournment of the Shareholders' Meeting called to approve the financial statements for the fiscal year ended December 31, 2009. Mr. Jérôme Contamine has acknowledged that he accepts such position and that he meets the conditions and obligations required by applicable regulations, in particular regarding the holding of multiple offices.

Extraordinary meeting

Eighth resolution *(Amendment to Article 9 of the by-laws (Transfer) to adjust them to some provisions of the French Commercial Code resulting from the Order no 2004-604 of June 24, 2004)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meetings, and having considered the Board of Directors' report:

1. decides to amend the second paragraph of the second point of Article 9 of the by-laws as follows:

Previous wording:

> With respect to registered securities, giving access to capital immediately or in the future, the intermediary recorded under the terms provided for by the French Commercial Code must reveal the identity of the owners of such securities upon the request by the Company or its agent, which may be made at any time. Failure of the holders of the securities or their intermediaries to comply with their obligation to communicate the information mentioned above may, subject to any relevant legal constraints, cause the suspension or withdrawal of the right to vote and any right to dividend payments related to the shares.

New wording:

> With respect to registered securities, giving access to capital immediately or in the future, the intermediary recorded under the terms provided for by the French Commercial Code must reveal the identity of the owners of such securities, as well as the number of shares held by each of them, upon the request by the Company or its agent, which may be made at any time. Failure of the holders of the securities or their intermediaries to comply with their obligation to communicate the information mentioned above may, subject to any relevant legal constraints, cause the suspension or withdrawal of the right to vote and any right to dividend payments related to the shares.

2. decides to amend the second paragraph of the third point of Article 9 of the by-laws as follows:

Old wording:

> "The intermediary recorded as holder of shares in accordance with the third paragraph of Article L. 228-1 of the French Commercial Code has the obligation to provide the declarations required by this Article for all the shares held for its account, without prejudice to the obligations of the owners of the shares."

New wording:

> "The intermediary recorded as holder of shares in accordance with the seventh paragraph of Article L. 228-1 of the French Commercial Code has the obligation to provide the declarations required by this Article for all the shares held for its account, without prejudice to the obligations of the owners of the shares."

Ninth resolution *(Amendment to Article 12 of the by-laws (Issuance and type of bonds)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meetings, and having considered the Board of Directors' report, decides to amend the first paragraph of Article 12 of the by-laws as follows:

Previous wording:

> "The Company may issue all types of bonds upon the decision or authorization of the Shareholders' Meeting."

New wording:

> "The Company may issue bonds upon the decision or authorization of the Board of Directors in accordance with applicable laws."

Tenth resolution *(Amendment to Article 16 of the by-laws (Operations of the Board of Directors)* – The Shareholders' Meeting, having satisfied the quorum and majority conditions required for extraordinary shareholders' meetings, and having considered the Board of Directors' report, decides to amend the second and third point of Article 16 of the by-laws as follows:

Previous wording:

> 2. The Board of Directors needs at least half of its members to be present to act. In order to calculate the quorum and majority, directors attending a Board meeting via videoconference in accordance with applicable laws and regulations, shall be deemed present, except for the adoption of decisions listed in Article L. 225-37 of the French Commercial Code and the appointment of the Chief Executive Officer. Decisions shall be made by a majority of votes of members present or represented, each member present or represented having one vote. Each member present may only hold one proxy. In the event that there is a tie, the chairman of the meeting shall cast the deciding vote.
>
> 3. An attendance register shall be kept and signed by the directors attending the meeting. The register shall mention, if necessary, the names of the directors attending the meeting via videoconference and deemed present. Proof of the names and number of directors present, deemed present, represented, excused or absent, shall be sufficient, vis-à-vis third parties, from their mentions in the minutes of each meeting. These minutes shall also include other mentions required by applicable laws and, if necessary, indicate the occurrence of any technical incident relating to the use of videoconference if it disrupted the conduct of the meeting.

New wording:

> " 2. The Board of Directors shall act under the quorum and majority conditions provided by law. In the event that there is a tie, the chairman of the meeting shall cast the deciding vote."

The subsequent paragraph shall be renumbered accordingly.

Eleventh resolution *(Delegation of powers to carry out formalities)* – The Shareholders' Meeting grants all powers to the bearer of an original, a copy or extract from these minutes to carry out all required legal formalities.

* * *

Shareholders representing a determined portion of the share capital in accordance with the provisions of the Decree of March 23, 1967 may ask for inclusion of proposed resolutions in the agenda of the meeting by sending their request along with the text of the proposed resolution and possibly a brief summary of the reasons to the registered office by registered letter with return receipt requested or by electronic telecommunication at the following address: valeo.assembleegenerale@valeo.com, within ten days as from publication of this opinion.

To be entitled to participate, to be represented at the meeting or to vote by mail:

- owners of registered shares must be recorded in the Company register, at least two days before the date of the meeting;

- owners of shares held in bearer form must send to Société Générale, Shareholder Meeting Services, 32 rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3, within the same two day-period, a certificate certifying from the approved intermediary in charge of managing their securities that the shares are frozen.

You are reminded that each share is entitled to one vote, and that double voting rights are assigned to shares which have been registered to the same shareholder for at least four years.

Instead of participating personally in the meeting, shareholders may choose one of the following options:

a) Give a proxy to their spouse or to another shareholder;

b) Send a proxy to the company without indicating the name of an agent;

c) Vote by mail.

A form for voting by proxy or by mail will be sent to the owners of registered shares. Owners of shares held in bearer form may also obtain these forms from the head office of the company or from Société Générale, Shareholder Meeting Services, 32 rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3 by making their request by registered letter with acknowledgment of receipt received at least 6 days before the date of the shareholder's meeting. This form must be returned in the same manner so that Société Générale receives it not later than three days before the meeting. Shareholders who have voted by mail may not participate directly in the shareholder meeting, or be represented by proxy.

The Board of Directors